UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                               The Parent Company
--------------------------------------------------------------------------------
                                (Name of Issuer)



                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)



                                    056332109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                D. E. Shaw Laminar Acquisition Holdings 3, L.L.C.
                        Attention: Compliance Department
                           120 West Forty-Fifth Street
                              39th Floor, Tower 45
                               New York, NY 10036
                                 (212) 478-0000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:
                                 William H. Gump
                          Willkie Farr & Gallagher LLP
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                                  July 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.



--------------------------------------------------------------------------------

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 056332109                                         Page 2 of 12 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw Laminar Acquisition Holdings 3, L.L.C. FEIN 26-0856720
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            SC (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              15,289,378 (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                15,289,378 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            15,289,378 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.1%(1) (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (See Item 2)
----------- --------------------------------------------------------------------

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,241,689 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 056332109                                         Page 3 of 12 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw & Co., L.L.C.
            FEIN 13-379946
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              15,289,378 (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                15,289,378 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            15,289,378 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            63.1%(1) (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (See Item 2)
----------- --------------------------------------------------------------------

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,241,689 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008.

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 056332109                                         Page 4 of 12 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            Laminar Direct Capital, L.L.C.
            FEIN 20-1131815
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              2,970,009 (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                2,970,009 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            2,970,009 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            10.9%(1) (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO (See Item 2)
----------- --------------------------------------------------------------------

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,241,689 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 056332109                                         Page 5 of 12 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            D. E. Shaw & Co., L.P.
            FEIN 13-3695715
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              18,259,387 (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                18,259,387 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            18,259,387 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            67.1%(1) (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IA, PN (See Item 2)
----------- --------------------------------------------------------------------

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,241,689 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

                                  SCHEDULE 13D

------------------------------                              --------------------
CUSIP No. 056332109                                         Page 6 of 12 Pages
------------------------------                              --------------------


----------- --------------------------------------------------------------------
    1       NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

            David E. Shaw
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                      (b) [ ]
----------- --------------------------------------------------------------------
    3       SEC USE ONLY
----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            AF (See Item 3)
----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
            ITEMS 2(d) or 2(e)     [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         8      SHARED VOTING POWER
NUMBER OF SHARES
BENEFICIALLY OWNED              18,259,387 (See Item 5)
BY EACH REPORTING     --------- ------------------------------------------------
PERSON WITH              9      SOLE DISPOSITIVE POWER

                                0 (See Item 5)
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                18,259,387 (See Item 5)
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            18,259,387 (See Item 5)
----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES* [ ]
----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            67.1%(1) (See Item 5)
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            IN
----------- --------------------------------------------------------------------

(1) The calculation of the percentage of the shares of Common Stock beneficially owned by the Reporting Person is based on 24,241,689 shares of Common Stock outstanding as reported by the Issuer in its Quarterly Report for the quarter ended May 3, 2008, filed with the Commission on June 17, 2008, and also includes the 2,970,009 shares of Common Stock issuable pursuant to the Warrant as discussed herein.

     This Amendment No. 3 (this "Amendment No. 3") amends the Schedule 13D originally filed with the Securities and Exchange Commission (the "Commission") on March 23, 2007, as amended by Amendment No. 1 thereto filed on September 12, 2007 and Amendment No. 2 thereto filed on October 18, 2007, (as so amended, the "Schedule 13D"). Capitalized terms used but not defined herein have the meaning ascribed thereto in the Schedule 13D.

     Item 1. Security and Issuer

     The description contained herein amends and supplements Item 1 in the
Schedule 13D:

     The principal executive office of The Parent Company, a Colorado corporation (the "Issuer"), is located at 717 17th Street, Suite 1300, Denver, Colorado 80202.

     Item 2. Identity and Background

     The description contained herein amends and supplements Item 2 in the
Schedule 13D:

          (a) Laminar Direct Capital, L.L.C. ("LDC") is a Delaware limited liability company.

          (b) The address of the principal office of LDC is 120 West Forty-Fifth Street, 39th Floor, Tower 45, New York, NY 10036.

          (c) LDC is a limited liability company focused primarily on corporate lending investment activities. LDC has no executive officers or directors. The principal business of D. E. Shaw & Co., L.P. ("DESCO LP") is to act as an investment adviser to certain funds and other entities, including, without limitation, LDC. DESCO LP is also the managing member to certain funds, including, without limitation, LDC. D. E. Shaw & Co., Inc., a Delaware corporation ("DESCO, Inc."), is the general partner of DESCO LP. David E. Shaw is the president and sole shareholder of DESCO, Inc.

          (d) and (e) During the last five years, LDC has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration

     The description contained herein amends and supplements Item 3 in the
Schedule 13D:

     On July 10, 2008, the Issuer, its subsidiaries, BabyUniverse, Inc., eToys Direct, Inc., PoshTots, Inc., Dreamtime Baby, Inc. and My Twinn, Inc., as co-borrowers (collectively, the "Borrowers"), eToys Direct 1, LLC, eToys Direct 2, LLC, eToys Direct 3, LLC and Gift Acquisition, L.L.C., as guarantors (collectively, the "Guarantors"), entered into an Investment

Agreement (the "Investment Agreement") with LDC, as the lender and as collateral agent, pursuant to which: (i) the Borrowers issued and sold to LDC, for a purchase price of $10,000,000, (A) a subordinated senior secured (second lien) term note (the "Initial Note"), due December 27, 2010, in the original principal amount of $10,000,000 and (B) a common stock purchase warrant (the "Warrant") to purchase 2,970,009 shares (the "Warrant Shares") of common stock of the Issuer (the "Common Stock") at a price of $1.6453 per share, at any time prior to July 10, 2018; and (ii) the Borrowers agreed, subject to, and upon satisfaction or waiver of, certain conditions set forth in the Investment Agreement, to issue and sell to LDC, for a purchase price of $15,000,000, additional subordinated senior secured (second lien) term notes, due December 27, 2010, in the aggregate original principal amount of $15,000,000 (the "Delayed Draw Notes" and, together with the Initial Note, the "Notes"). The Notes bear interest at a monthly floating rate of one-month LIBOR (not to be less than 3.75% for these purposes) plus 12.0% per annum, are guaranteed on a joint and several basis by the Guarantors and are secured by a second lien on substantially all of the assets of the Borrowers and the Guarantors.

     The foregoing description of the Investment Agreement and the Warrants does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of each agreement, which are referenced herein as Exhibits
99.1 and 99.2 and are incorporated into this Item 3 by reference.

     Item 5. Interest in Securities of the Issuer

     Items 5 (a) and (b) of the Schedule 13D are hereby restated in their entirety as follows:

     (a) and (b) Based upon the Issuer's Form 10-Q, filed with the Commission on June 17, 2008, there were 24,241,689 Common Shares issued and outstanding as of May 3, 2008. The 15,289,378 Common Shares beneficially owned by D. E. Shaw Laminar Acquisition Holdings 3, L.L.C. ("Laminar Acquisition") represent approximately 63.1% of the Common Shares issued and outstanding (the "Laminar Acquisition Shares"). The Warrant Shares beneficially owned by LDC represent approximately 10.9% of the Common Shares issued and outstanding on a fully diluted basis (the "LDC Shares"). The 18,259,387 Common Shares beneficially owned by DESCO LP represent approximately 67.1% of the Common Shares issued and outstanding on a fully diluted basis (the "DESCO LP Shares"). The DESCO LP Shares are comprised of (i) the LDC Shares and (ii) the Laminar Acquisition Shares. The 15,289,378 Common Shares beneficially owned by DESCO LLC represent approximately 63.1% of the Common Shares issued and outstanding (the "DESCO LLC Shares"). The DESCO LLC Shares are comprised of the Laminar Acquisition Shares.

     Laminar Acquisition has the power to vote or to direct the vote (and the power to dispose or direct the disposition) of the Laminar Acquisition Shares. LDC has the power to vote or to direct the vote (and the power to dispose or direct the disposition) of the LDC Shares. Laminar

Acquisition disclaims beneficial ownership of the LDC Shares, and LDC disclaims beneficial ownership of the Laminar Acquisition Shares.

     DESCO LP, as managing member and investment adviser of LDC, may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposal) of the DESCO LP Shares. As general partner of DESCO LP, DESCO, Inc. may be deemed to have the shared power to vote or to direct the vote (and the shared power to dispose or direct the disposal) of the DESCO LP Shares. None of DESCO LP or DESCO, Inc. owns any of the DESCO LP Shares directly, and each such entity disclaims beneficial ownership of the DESCO LP Shares.

     David E. Shaw does not own any shares of Common Stock directly. By virtue of David E. Shaw's position as president and sole shareholder of DESCO, Inc., which is the general partner of DESCO LP, which in turn is the managing member and investment adviser of LDFC, and the investment adviser of Laminar Acquisition, and by virtue of David E. Shaw's position as President and sole shareholder of DESCO II, Inc., which is the managing member of DESCO LLC, which in turn is the managing member of Laminar Acquisition, David E. Shaw may be deemed to have the shared power to vote or direct the vote (and the shared power to dispose or direct the disposal) of the Laminar Acquisition Shares and the LDC Shares. David E. Shaw disclaims beneficial ownership of the Laminar Acquisition Shares and the LDC Shares.

Items 5(c), (d) and (e) of the Schedule 13D are hereby amended and supplemented as follows:

     (c) Except for the transaction described in Item 3 above, no Reporting Person has effected any transaction in the shares of the Issuer's Common Stock during the past 60 days.

     (d) and (e) Not applicable.

     Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     The description contained herein amends Item 6 in the Schedule 13D.

     The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 6.

     In connection with the issuance of the Warrant, the Issuer entered into a Registration Rights Agreement with LDC (the "Registration Rights Agreement"), pursuant to which the Issuer has agreed to file a shelf registration statement (the "Shelf Registration Statement") with respect to the resale of the Common Stock issued or issuable upon exercise of the Warrant within 45 days after July 10, 2008. The Issuer will use its best efforts to keep the Shelf Registration Statement effective until (A) the date that is two years after the date that the Shelf Registration Statement is declared effective by the Commission or (B) the securities covered by the Shelf Registration Statement have been sold or may be sold without volume restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended.

     The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the terms and conditions of the agreement, which is referenced herein as Exhibit
99.3 and is incorporated into this Item 6 by reference.

Item 7. Material to be Filed as Exhibits

Exhibit   Description
-------   -----------

99.1 Investment Agreement, dated as of July 10, 2008, by and among The Parent Company, the additional Borrowers named therein, the other guarantors from time to time party thereto, Laminar Direct Capital, L.L.C. and the other Lenders from time to time party thereto. (Incorporated by reference to exhibit 10.1 of the Issuer's Current Report on Form 8-K filed on July 15, 2008).

99.2 The Parent Company Common Stock Purchase Warrant, dated as of July 10, 2008, issued to Laminar Direct Capital, L.L.C. (Certificate No. W-1). (Incorporated by reference to exhibit 10.2 of the Issuer's
          Current Report on Form 8-K filed on July 15, 2008).

99.3 Registration Rights Agreement, dated as of July 10, 2008, by and among The Parent Company, Laminar Direct Capital, L.L.C. and John C. Textor. (Incorporated by reference to exhibit 10.5 of the Issuer's Current Report on Form 8-K filed on July 15, 2008).

99.4 Power of Attorney, granted by David E. Shaw relating to D. E Shaw & Co., Inc., dated October 24, 2007.

99.5 Power of Attorney, granted by David E. Shaw relating to D. E Shaw & Co. II, Inc., dated October 24, 2007.

99.6 Joint Filing Agreement, by and among the Reporting Persons, dated July 15, 2008.

                                   SIGNATURES

After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct. Powers of Attorney, dated October 24, 2007, granted by David E. Shaw in favor of Rochelle Elias, among others, are attached hereto as Exhibit 99.4 and Exhibit
99.5 and incorporated herein by reference.

Dated: July 15, 2008

                                   D. E. SHAW LAMINAR ACQUISITION HOLDINGS 3,
                                   L.L.C.
                                   By: D. E. Shaw & Co., L.L.C., as Manager

                                  By:   /s/ Rochelle Elias
                                       -----------------------------------------
                                       Name:  Rochelle Elias
                                       Title: Chief Compliance Officer

                                 D. E. SHAW & CO., L.L.C.

                                 By:   /s/ Rochelle Elias
                                       -----------------------------------------
                                       Name:  Rochelle Elias
                                       Title: Chief Compliance Officer

                                 LAMINAR DIRECT CAPITAL, L.L.C.
                                 By: D. E. Shaw & Co., L.P., as Managing Member

                                 By:   /s/ Rochelle Elias
                                       -----------------------------------------
                                       Name:  Rochelle Elias
                                       Title: Chief Compliance Officer

                                 D. E. SHAW & CO., L.P.

                                 By:   /s/ Rochelle Elias
                                       -----------------------------------------
                                       Name:  Rochelle Elias
                                       Title: Chief Compliance Officer

                                 DAVID E. SHAW

                                 By:   /s/ Rochelle Elias
                                       -----------------------------------------
                                       Name:  Rochelle Elias
                                       Title: Attorney-in-Fact for David E. Shaw